UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

April 03, 2019

Barclays PLC
(Name of Registrant)

1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report on Form 6-K is filed by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to
General Instruction B to the General Instructions to Form 6-K.

EXHIBIT INDEX

Exhibit No. 1	Total Voting Rights dated 01 March 2019
Exhibit No. 2	Director/PDMR Shareholding dated 01 March 2019
Exhibit No. 3	Publication of a Prospectus dated 05 March 2019
Exhibit No. 4	Holding(s) in Company dated 06 March 2019
Exhibit No. 5	Scrip Reference Share Price dated 07 March 2019
Exhibit No. 6	Director/PDMR Shareholding dated 12 March 2019
Exhibit No. 7	Director/PDMR Shareholding dated 12 March 2019
Exhibit No. 8	Director/PDMR Shareholding dated 18 March 2019
Exhibit No. 9	Additional Listing dated 21 March 2019
Exhibit No. 10	Leadership changes dated 27 March 2019
Exhibit No. 11	Publication of Suppl.Prospcts dated 27 March 2019
Exhibit No. 12	Publication of Final Terms dated 29 March 2019

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARCLAYS PLC
(Registrant)

Date: April 03, 2019

By: /s/ Garth Wright --------------------------------
Garth Wright
Assistant Secretary

FOR BATCHES:

Exhibit No. 1

Barclays PLC - Total Voting Rights

In accordance with the Financial Conduct Authority's (FCA) Disclosure Guidance and Transparency Rule 5.6.1R, Barclays PLC notifies the market that as of 28 February 2019, Barclays PLC's issued share capital consists of 17,136,048,798 Ordinary shares with voting rights.

There are no Ordinary shares held in Treasury.

The above figure (17,136,048,798) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, Barclays PLC under the FCA's Disclosure Guidance and Transparency Rules.

- Ends -

For further information, please contact:

Investor Relations	Media Relations
Lisa Bartrip	Tom Hoskin
+44 (0) 20 7773 0708	+44 (0) 20 7116 6927

Exhibit No. 2

1 March 2019

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Bob Hoyt
2	Reason for the notification
a)	Position/status	Group General Counsel
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares in Barclays PLC with a nominal value of 25p each ("Shares") GB0031348658
b)	Nature of the transaction	Disposal of shares by Barclays Wealth Nominees Limited on behalf of the individual set out above.
c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares sold
		£1.6332 per share	50,000
d)	Aggregated information - Aggregated volume - Price	N/A
e)	Date of the transaction	2019-02-28
f)	Place of the transaction	London Stock Exchange (XLON)

For further information please contact:

Investor Relations	Media Relations
Lisa Bartrip	Tom Hoskin
+44 (0)20 7773 0708	+44 (0)20 7116 4755

Exhibit No. 3

Publication of Base Prospectus

The following base prospectus has been approved by the UK Listing Authority and the International Securities Market and is available for viewing:

Base Prospectus dated 5 March 2019 for the Barclays PLC £60,000,000,000 Debt Issuance Programme.

To view the full document, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/9422R_1-2019-3-5.pdf

A copy of the above document has been submitted to the National Storage Mechanism and will shortly be available for inspection at: http://www.morningstar.co.uk/uk/NSM

For further information, please contact:

Barclays Treasury
1 Churchill Place
Canary Wharf
London E14 5HP

DISCLAIMER - INTENDED ADDRESSEES

IMPORTANT: You must read the following before continuing: The following applies to the Base Prospectus available by clicking on the link above, and you are therefore advised to read this carefully before reading, accessing or making any other use of the Base Prospectus. In accessing the Base Prospectus, you agree to be bound by the following terms and conditions, including any modifications to them, any time you receive any information from us as a result of such access.

THE BASE PROSPECTUS MAY NOT BE FORWARDED OR DISTRIBUTED OTHER THAN AS PROVIDED BELOW AND MAY NOT BE REPRODUCED IN ANY MANNER WHATSOEVER. THE BASE PROSPECTUS MAY ONLY BE DISTRIBUTED OUTSIDE THE UNITED STATES TO PERSONS THAT ARE NOT U.S. PERSONS AS DEFINED IN, AND IN RELIANCE ON, REGULATION S UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT") OR WITHIN THE UNITED STATES TO QIBs (AS DEFINED BELOW) IN ACCORDANCE WITH RULE 144A UNDER THE SECURITIES ACT ("RULE 144A"). ANY FORWARDING, DISTRIBUTION OR REPRODUCTION OF THE BASE PROSPECTUS IN WHOLE OR IN PART IS PROHIBITED. FAILURE TO COMPLY WITH THIS NOTICE MAY RESULT IN A VIOLATION OF THE SECURITIES ACT OR THE APPLICABLE LAWS OF OTHER JURISDICTIONS.

NOTHING IN THIS ELECTRONIC PUBLICATION CONSTITUTES AN OFFER OF SECURITIES FOR SALE IN ANY JURISDICTION WHERE IT IS UNLAWFUL TO DO SO. ANY NOTES ISSUED OR TO BE ISSUED PURSUANT TO THE BASE PROSPECTUS RELATING TO THE BARCLAYS PLC £60,000,000,000 DEBT ISSUANCE PROGRAMME (THE "BASE PROSPECTUS") HAVE NOT BEEN, AND WILL NOT BE, REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES OR OTHER JURISDICTION. ANY NOTES ISSUED OR TO BE ISSUED PURSUANT TO THE BASE PROSPECTUS MAY NOT BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED EXCEPT (1) IN ACCORDANCE WITH RULE 144A UNDER THE SECURITIES ACT TO PERSONS REASONABLY BELIEVED TO BE QUALIFIED INSTITUTIONAL BUYERS (EACH A "QIB") WITHIN THE MEANING OF RULE 144A OR (2) IN AN OFFSHORE TRANSACTION TO A PERSON THAT IS NOT A U.S. PERSON IN ACCORDANCE WITH RULE 903 OR RULE 904 OF REGULATION S UNDER THE SECURITIES ACT.

Please note that the information contained in the Base Prospectus may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Base Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Base Prospectus is not addressed. Prior to relying on the information contained in the Base Prospectus you must ascertain from the Base Prospectus whether or not you are part of the intended addressees of the information contained therein.

Confirmation of your Representation: In order to be eligible to view the Base Prospectus or make an investment decision with respect to any Notes issued or to be issued pursuant to the Base Prospectus, you must be (i) a person other than a U.S. person (within the meaning of Regulation S under the Securities Act); or (ii) a QIB that is acquiring the securities for its own account or for the account of another QIB. By accessing the Base Prospectus, you shall be deemed to have represented that you and any customers you represent are not a U.S. person (as defined in Regulation S to the Securities Act) or that you are a QIB, and that you consent to delivery of the Base Prospectus and any supplements thereto via electronic publication.

You are reminded that the Base Prospectus has been made available to you on the basis that you are a person into whose possession the Base Prospectus may be lawfully delivered in accordance with the laws of the jurisdiction in which you are located and you may not, nor are you authorised to, deliver the Base Prospectus to any other person.

The Base Prospectus does not constitute, and may not be used in connection with, an offer or solicitation in any place where offers or solicitations are not permitted by law. If a jurisdiction requires that the offering be made by a licensed broker or dealer and the underwriters or any affiliate of the underwriters is a licensed broker or dealer in that jurisdiction, the offering shall be deemed to be made by the underwriters or such affiliate on behalf of the issuer in such jurisdiction. Under no circumstances shall the Base Prospectus constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of any Notes issued or to be issued pursuant to the Base Prospectus, in any jurisdiction in which such offer, solicitation or sale would be unlawful.

The Base Prospectus has been made available to you in an electronic form. You are reminded that documents transmitted via this medium may be altered or changed during the process of electronic transmission and consequently none of the issuer, their advisers nor any person who controls any of them nor any director, officer, employee nor agent of it or affiliate of any such person accepts any liability or responsibility whatsoever in respect of any difference between the Base Prospectus made available to you in electronic format and the hard copy version available to you on request from the issuer.

Your right to access this service is conditional upon complying with the above requirement.

Exhibit No. 4

TR-1: Standard form for notification of major holdings

NOTIFICATION OF MAJOR HOLDINGS (to be sent to the relevant issuer and to the FCA in Microsoft Word format if possible)i

1a. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attachedii:		Barclays PLC
1b. Please indicate if the issuer is a non-UK issuer (please mark with an "X" if appropriate)
Non-UK issuer
2. Reason for the notification (please mark the appropriate box or boxes with an "X")
An acquisition or disposal of voting rights				X
An acquisition or disposal of financial instruments
An event changing the breakdown of voting rights
Other (please specify)iii:
3. Details of person subject to the notification obligationiv
Name		BlackRock, Inc.
City and country of registered office (if applicable)		Wilmington, DE, USA
4. Full name of shareholder(s) (if different from 3.)v
Name
City and country of registered office (if applicable)
5. Date on which the threshold was crossed or reachedvi:		04/03/2019
6. Date on which issuer notified (DD/MM/YYYY):		05/03/2019
7. Total positions of person(s) subject to the notification obligation
	% of voting rights attached to shares (total of 8. A)	% of voting rights through financial instruments(total of 8.B 1 + 8.B 2)	Total of both in % (8.A + 8.B)	Total number of voting rights of issuervii
Resulting situation on the date on which threshold was crossed or reached	5.11%	0.96%	6.08%	17,136,048,798
Position of previous notification (if applicable)	2.94%	3.13%	6.07%

8. Notified details of the resulting situation on the date on which the threshold was crossed or reachedviii
A: Voting rights attached to shares
Class/type ofshares ISIN code (if possible)	Number of voting rightsix			% of voting rights
	Direct (Art 9 of Directive 2004/109/EC) (DTR5.1)	Indirect (Art 10 of Directive 2004/109/EC) (DTR5.2.1)		Direct (Art 9 of Directive 2004/109/EC) (DTR5.1)	Indirect (Art 10 of Directive 2004/109/EC) (DTR5.2.1)
GB0031348658		876,290,311			5.11%

SUBTOTAL 8. A	876,290,311			5.11%

B 1: Financial Instruments according to Art. 13(1)(a) of Directive 2004/109/EC (DTR5.3.1.1 (a))
Type of financial instrument	Expirationdatex		Exercise/Conversion Periodxi	Number of voting rights that may be acquired if the instrument is exercised/converted.	% of voting rights
Securities Lending				157,252,477	0.91%
American Depository Receipt				2,164	0.00%

			SUBTOTAL 8. B 1	157,254,641	0.91%

B 2: Financial Instruments with similar economic effect according to Art. 13(1)(b) of Directive 2004/109/EC (DTR5.3.1.1 (b))
Type of financial instrument	Expirationdatex	Exercise/Conversion Period xi	Physical or cash settlementxii	Number of voting rights	% of voting rights
CFD			Cash	8,493,232	0.04%

			SUBTOTAL 8.B.2	8,493,232	0.04%

9. Information in relation to the person subject to the notification obligation (please mark the applicable box with an "X")
Person subject to the notification obligation is not controlled by any natural person or legal entity and does not control any other undertaking(s) holding directly or indirectly an interest in the (underlying) issuerxiii

Full chain of controlled undertakings through which the voting rights and/or thefinancial instruments are effectively held starting with the ultimate controlling natural person or legal entityxiv (please add additional rows as necessary)
X
Namexv	% of voting rights if it equals or is higher than the notifiable threshold	% of voting rights through financial instruments if it equals or is higher than the notifiable threshold	Total of both if it equals or is higher than the notifiable threshold
See Attachment

10. In case of proxy voting, please identify:
Name of the proxy holder
The number and % of voting rights held
The date until which the voting rights will be held

11. Additional informationxvi
BlackRock Regulatory Threshold Reporting Team James Michael 020 7743 3650

Place of completion	12 Throgmorton Avenue, London, EC2N 2DL, U.K.
Date of completion	5 March, 2019

Section 9 Attachment

Namexv	% of voting rights if it equals or is higher than the notifiable threshold	% of voting rights through financial instruments if it equals or is higher than the notifiable threshold	Total of both if it equals or is higher than the notifiable threshold
BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock Capital Holdings, Inc.
BlackRock Advisors, LLC

BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock Holdco 4, LLC
BlackRock Holdco 6, LLC
BlackRock Delaware Holdings Inc.
BlackRock Fund Advisors

BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock International Holdings, Inc.
BR Jersey International Holdings L.P.
BlackRock Holdco 3, LLC
BlackRock Cayman 1 LP
BlackRock Cayman West Bay Finco Limited
BlackRock Cayman West Bay IV Limited
BlackRock Group Limited
BlackRock Finance Europe Limited
BlackRock Investment Management (UK) Limited

BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock International Holdings, Inc.
BR Jersey International Holdings L.P.
BlackRock Australia Holdco Pty. Ltd.
BlackRock Investment Management (Australia) Limited

BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock International Holdings, Inc.
BR Jersey International Holdings L.P.
BlackRock Holdco 3, LLC
BlackRock Cayman 1 LP
BlackRock Cayman West Bay Finco Limited
BlackRock Cayman West Bay IV Limited
BlackRock Group Limited
BlackRock Finance Europe Limited
BlackRock Advisors (UK) Limited

BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock Holdco 4, LLC
BlackRock Holdco 6, LLC
BlackRock Delaware Holdings Inc.
BlackRock Institutional Trust Company, National Association

BlackRock, Inc.
Trident Merger, LLC
BlackRock Investment Management, LLC

BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock International Holdings, Inc.
BR Jersey International Holdings L.P.
BlackRock Holdco 3, LLC
BlackRock Canada Holdings LP
BlackRock Canada Holdings ULC
BlackRock Asset Management Canada Limited

BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock International Holdings, Inc.
BR Jersey International Holdings L.P.
BlackRock Holdco 3, LLC
BlackRock Cayman 1 LP
BlackRock Cayman West Bay Finco Limited
BlackRock Cayman West Bay IV Limited
BlackRock Group Limited
BlackRock International Limited

BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.

BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock International Holdings, Inc.
BR Jersey International Holdings L.P.
BlackRock (Singapore) Holdco Pte. Ltd.
BlackRock HK Holdco Limited
BlackRock Asset Management North Asia Limited

BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock International Holdings, Inc.
BR Jersey International Holdings L.P.
BlackRock Holdco 3, LLC
BlackRock Cayman 1 LP
BlackRock Cayman West Bay Finco Limited
BlackRock Cayman West Bay IV Limited
BlackRock Group Limited
BlackRock Finance Europe Limited
BlackRock Investment Management (UK) Limited
BlackRock Asset Management Deutschland AG

BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock International Holdings, Inc.
BR Jersey International Holdings L.P.
BlackRock (Singapore) Holdco Pte. Ltd.
BlackRock HK Holdco Limited
BlackRock Lux Finco S.a.r.l.
BlackRock Japan Holdings GK
BlackRock Japan Co., Ltd.

BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock International Holdings, Inc.
BR Jersey International Holdings L.P.
BlackRock Holdco 3, LLC
BlackRock Cayman 1 LP
BlackRock Cayman West Bay Finco Limited
BlackRock Cayman West Bay IV Limited
BlackRock Group Limited
BlackRock Finance Europe Limited
BlackRock (Netherlands) B.V.

BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock International Holdings, Inc.
BR Jersey International Holdings L.P.
BlackRock (Singapore) Holdco Pte. Ltd.
BlackRock (Singapore) Limited

Exhibit No. 5

7 March 2019

Barclays PLC - Scrip Reference Share Price

Barclays PLC (the 'Company') offers shareholders the opportunity to receive ordinary shares of 25 pence each in the Company ('Ordinary Shares'), credited as fully paid, in place of cash dividends by participating in its Scrip Dividend Programme (the 'Programme').

On 21 February 2019, the Company announced a full year dividend of 4.0 pence per Ordinary Share for the year ending 31 December 2018, payable on 5 April 2019 (the '2018 full year dividend'). The Scrip reference share price for those who are, or who will elect to become, participants in the Programme in respect of the 2018 full year dividend is 164.06 pence. The deadline for applications under the Programme in respect of the 2018 full year dividend is 4.30pm (London time) on 15 March 2019.

The Scrip reference share price is the average of the closing middle market quotations for Ordinary Shares, derived from the London Stock Exchange Daily Official List, for the five consecutive business days from 28 February 2019 to 6 March 2019 (inclusive).

For further information, please contact:

Our Registrar, Equiniti:
0371 384 2055* (in the UK)
+44 (0)121 415 7004 (from overseas)

* Lines are open 8.30am to 5.30pm (UK time), Mondays to Fridays, excluding public holidays in England and Wales.

Investor Relations	Media Relations
Lisa Bartrip	Tom Hoskin
+44 (0) 20 7773 0708	+44 (0) 20 7116 4755

Exhibit No. 6

12 March 2019

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Paul Compton
2	Reason for the notification
a)	Position/status	Group Chief Operating Officer
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares in Barclays PLC with a nominal value of 25p each ("Shares") GB0031348658
b)	Nature of the transaction	Disposal of shares by Barclays Wealth Nominees Limited on behalf of the individual set out above.
c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares sold
		£1.598 per share	230,756
d)	Aggregated information - Aggregated volume - Price	N/A
e)	Date of the transaction	2019-03-08
f)	Place of the transaction	London Stock Exchange (XLON)

For further information please contact:

Investor Relations	Media Relations
Lisa Bartrip	Tom Hoskin
+44 (0)20 7773 0708	+44 (0)20 7116 4755

Exhibit No. 7

12 March 2019

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

Barclays PLC (the "Company") announces certain transactions by persons discharging managerial responsibility ("PDMRs") in ordinary shares of the Company with a nominal value of 25 pence each ("Shares").

1.     On 8 March 2019 the Company granted conditional awards to acquire Shares under:

a.     the Barclays Long Term Incentive Plan ("LTIP");
b.     the Barclays Group Share Value Plan ("SVP"); and
c.     the Barclays Group Deferred Share Value Plan ("DSVP"),

in respect of the deferred Share portion of PDMRs' variable remuneration for 2018. These awards are subject to continued employment over the deferral period and, in the case of the LTIP, also to the satisfaction of performance conditions over the 3 year performance period (2019 - 2021).

Director/ PDMR	SVP/DSVP (Shares)	LTIP (Shares)	Total Gross (Shares)	Gross value at award (£)	Net value at award (£)
Jes Staley	443,951	2,681,618	3,125,569	£3,956,200	n/a
Tushar Morzaria	220,968	1,806,625	2,027,593	£2,549,000	n/a
Paul Compton	1,592,332		1,592,332	£2,075,000	n/a
Bob Hoyt	1,132,127		1,132,127	£1,560,469	n/a
Laura Padovani	225,828		225,828	£277,500	n/a
Tristram Roberts	618,319		618,319	£800,000	n/a
Tim Throsby	2,340,536		2,340,536	£3,050,000	n/a
Ashok Vaswani	901,682		901,682	£1,175,000	n/a
C.S. Venkatakrishnan	805,758		805,758	£1,050,000	n/a
Total	8,281,501	4,488,243	12,769,744	£16,493,169	n/a

The number of Shares awarded is based on the 10 a.m. Share price on the London Stock Exchange on 8 March 2019 of £1.5952, discounted to the spot rate at grant to reflect the absence of dividend equivalents during the deferral period.

2.     On 8 March 2019 the trustee of the Barclays Group (PSP) Employees' Benefit Trust ("Trustee") notified the Company that on that date it delivered Shares in respect of the delivery of the non-deferred Share portion of PDMRs' variable remuneration for 2018 performance year (the Share Incentive Award (Holding Period) Shares ("SIA (HP)")). The Shares are subject to a 12 month holding period during which they cannot be charged, pledged, transferred or otherwise encumbered.

Director/ PDMR	Gross - SIA (HP) (Shares)	Net - SIA (HP) (Shares)	Gross value (£)	Net value (£)
Jes Staley	125,376	53,072	£200,000	£84,660
Tushar Morzaria	125,376	66,450	£200,000	£106,001
Paul Compton	125,376	55,580	£200,000	£88,661
Bob Hoyt	125,376	66,450	£200,000	£106,001
Laura Padovani	115,972	61,466	£185,000	£98,051
Tristram Roberts	125,376	66,450	£200,000	£106,001
Tim Throsby	125,376	66,450	£200,000	£106,001
Ashok Vaswani	125,376	66,450	£200,000	£106,001
C.S. Venkatakrishnan	125,376	61,410	£200,000	£97,961
Total	1,118,980	563,778	£1,785,000	£899,339

The number of Shares delivered is based on the 10 a.m. Share price on the London Stock Exchange on 8 March 2019 of £1.5952.

3.     On 8 March 2019 the Trustee notified the Company that on that date it delivered Shares in respect of the quarterly payment of the Share element of PDMRs' fixed remuneration for the three month period to 31 March 2019. The Shares are subject to a holding period with restrictions lifting in equal tranches over five years (20% each year).

Director/ PDMR	Gross - Fixed Pay (Shares)	Net - Fixed Pay (Shares)	Gross value (£)	Net value (£)
Jes Staley	184,146	77,950	£293,750	£124,346
Tushar Morzaria	129,294	68,526	£206,250	£109,313
Paul Compton	172,392	76,422	£275,000	£121,908
Bob Hoyt	148,884	78,909	£237,500	£125,876
Laura Padovani	70,524	37,378	£112,500	£59,625
Tristram Roberts	113,622	60,220	£181,250	£96,063
Tim Throsby	344,784	182,736	£550,000	£291,500
Ashok Vaswani	129,294	68,526	£206,250	£109,313
C.S. Venkatakrishnan	168,474	82,519	£268,750	£131,634
Total	1,461,414	733,186	£2,331,250	£1,169,578

The number of Shares delivered is based on the 10 a.m. Share price on the London Stock Exchange on 8 March 2019 of £1.5952.

4.     On 8 March 2019 the Trustee notified the Company that on that date it delivered Shares in respect of the release of Share awards granted in prior years (including the buy-out of former-employer awards forfeited on joining Barclays) under:

a.     the LTIP;
b.     the SVP;
c.     Schedule 1 to the SVP (the "JSVP");
d.     the DSVP; and
e.     Schedule 1 to the DSVP (the "JDSVP").

Director/ PDMR	SVP/DSVP (Shares)	JSVP/JDSVP (Shares)	LTIP 2016-2018 (Shares)	Total Gross (Shares)	Total net (Shares)	Gross value (£)	Net value (£)
Tushar Morzaria	90,671	0	529,660	620,331	328,776	£989,552	£524,463
Paul Compton	420,527	924,199	0	1,344,726	596,118	£2,145,107	£950,927
Bob Hoyt	239,921	0	0	239,921	127,159	£382,722	£202,844
Laura Padovani	21,257	0	0	21,257	11,267	£33,909	£17,973
Tristram Roberts	136,814	0	0	136,814	72,512	£218,246	£115,671
Tim Throsby	0	2,252,440	0	2,252,440	1,193,793	£3,593,092	£1,904,339
Ashok Vaswani	194,015	0	0	194,015	102,828	£309,493	£164,031
C.S. Venkatakrishnan	0	393,884	0	393,884	192,925	£628,324	£307,754
Total	1,103,203	3,570,523	529,660	5,203,388	2,625,378	£8,300,445	£4,188,005

The number of Shares delivered is based on the 10 a.m. Share price on the London Stock Exchange on 8 March 2019 of £1.5952.

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Jes Staley
2	Reason for the notification
a)	Position/status	Group Chief Executive Officer
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares with a nominal value of 25 pence each ("Shares") GB0031348658
b)	Nature of the transaction
The Company granted the individual described above a conditional award to acquire Shares under the Barclays Share Value Plan (the "Award"). Shares under the Award typically vest in two tranches over two years.

c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares received
		£1.5952 per share	443,951
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2019-03-08
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Tushar Morzaria
2	Reason for the notification
a)	Position/status	Group Finance Director
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares with a nominal value of 25 pence each ("Shares") GB0031348658
b)	Nature of the transaction
The Company granted the individual described above a conditional award to acquire Shares under the Barclays Share Value Plan (the "Award"). Shares under the Award typically vest in two tranches over two years.

c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares received
		£1.5952 per share	220,968
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2019-03-08
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Paul Compton
2	Reason for the notification
a)	Position/status	Group Chief Operating Officer
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares with a nominal value of 25 pence each ("Shares") GB0031348658
b)	Nature of the transaction
The Company granted the individual described above a conditional award to acquire Shares under the Barclays Deferred Share Value Plan (the "Award"). Shares under the Award typically vest in five tranches over seven years.

c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares received
		£1.5952 per share	1,592,332
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2019-03-08
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Bob Hoyt
2	Reason for the notification
a)	Position/status	Group General Counsel
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares with a nominal value of 25 pence each ("Shares") GB0031348658
b)	Nature of the transaction
The Company granted the individual described above conditional awards to acquire Shares under the Barclays Deferred Share Value Plan (the "Award"). Shares under the Award typically vest in five tranches over five years.

c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares received
		£1.5952 per share	1,132,127
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2019-03-08
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Laura Padovani
2	Reason for the notification
a)	Position/status	Group Chief Compliance Officer
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares with a nominal value of 25 pence each ("Shares") GB0031348658
b)	Nature of the transaction
The Company granted the individual described above a conditional award to acquire Shares under the Barclays Deferred Share Value Plan (the "Award"). Shares under the Award typically vest in five tranches over seven years.

c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares received
		£1.5952 per share	225,828
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2019-03-08
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Tristram Roberts
2	Reason for the notification
a)	Position/status	Group HR Director
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares with a nominal value of 25 pence each ("Shares") GB0031348658
b)	Nature of the transaction
The Company granted the individual described above a conditional award to acquire Shares under the Barclays Deferred Share Value Plan (the "Award"). Shares under the Award typically vest in five tranches over seven years.

c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares received
		£1.5952 per share	618,319
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2019-03-08
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Tim Throsby
2	Reason for the notification
a)	Position/status	President, Barclays International and CEO, Barclays Bank PLC
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares with a nominal value of 25 pence each ("Shares") GB0031348658
b)	Nature of the transaction
The Company granted the individual described above a conditional award to acquire Shares under the Barclays Deferred Share Value Plan (the "Award"). Shares under the Award typically vest in five tranches over seven years.

c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares received
		£1.5952 per share	2,340,536
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2019-03-08
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Ashok Vaswani
2	Reason for the notification
a)	Position/status	CEO, Barclays Bank UK PLC
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares with a nominal value of 25 pence each ("Shares") GB0031348658
b)	Nature of the transaction
The Company granted the individual described above a conditional award to acquire Shares under the Barclays Deferred Share Value Plan (the "Award"). Shares under the Award typically vest in five tranches over seven years.

c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares received
		£1.5952 per share	901,682
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2019-03-08
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	C.S. Venkatakrishnan
2	Reason for the notification
a)	Position/status	Chief Risk Officer
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares with a nominal value of 25 pence each ("Shares") GB0031348658
b)	Nature of the transaction
The Company granted the individual described above a conditional award to acquire Shares under the Barclays Deferred Share Value Plan (the "Award"). Shares under the Award typically vest in five tranches over seven years.

c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares received
		£1.5952 per share	805,758
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2019-03-08
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Jes Staley
2	Reason for the notification
a)	Position/status	Group Chief Executive Officer
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares with a nominal value of 25 pence each ("Shares") GB0031348658
b)	Nature of the transaction
The Company granted the individual described above a conditional award to acquire Shares under the Barclays Long Term Incentive Plan (the "Award"). Shares under the Award typically vest in five tranches over seven years, subject to performance conditions being met.

c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares received
		£1.5952 per share	2,681,618
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2019-03-08
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Tushar Morzaria
2	Reason for the notification
a)	Position/status	Group Finance Director
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares with a nominal value of 25 pence each ("Shares") GB0031348658
b)	Nature of the transaction
The Company granted the individual described above a conditional award to acquire Shares under the Barclays Long Term Incentive Plan (the "Award"). Shares under the Award typically vest in five tranches over seven years subject to performance conditions being met.

c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares received
		£1.5952 per share	1,806,625
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2019-03-08
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Jes Staley
2	Reason for the notification
a)	Position/status	Group Chief Executive Officer
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares with a nominal value of 25 pence each ("Shares") GB0031348658
b)	Nature of the transaction
The trustee of the Barclays Group (PSP) Employees' Benefit Trust delivered Shares to the individual described above. The Shares delivered are in respect of Share Incentive (Holding Period) Shares. The Shares are subject to a 12 month holding period during which they cannot be charged, pledged or otherwise encumbered. After the settlement of tax and social security, the individual described above received 53,072 Shares.

c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares received
		£1.5952 per share	125,376
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2019-03-08
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Tushar Morzaria
2	Reason for the notification
a)	Position/status	Group Finance Director
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares with a nominal value of 25 pence each ("Shares") GB0031348658
b)	Nature of the transaction
The trustee of the Barclays Group (PSP) Employees' Benefit Trust delivered Shares to the individual described above. The Shares delivered are in respect of Share Incentive (Holding Period) Shares. The Shares are subject to a 12 month holding period during which they cannot be charged, pledged or otherwise encumbered.
After the settlement of tax and social security, the individual described above received 66,450 Shares.

c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares received
		£1.5952 per share	125,376
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2019-03-08
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Paul Compton
2	Reason for the notification
a)	Position/status	Group Chief Operating Officer
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares with a nominal value of 25 pence each ("Shares") GB0031348658
b)	Nature of the transaction
The trustee of the Barclays Group (PSP) Employees' Benefit Trust delivered Shares to the individual described above. The Shares delivered are in respect of Share Incentive (Holding Period) Shares. The Shares are subject to a 12 month holding period lifting during which they cannot be charged, pledged or otherwise encumbered. After the settlement of tax and social security, the individual described above received 55,580 Shares.

c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares received
		£1.5952 per share	125,376
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2019-03-08
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Bob Hoyt
2	Reason for the notification
a)	Position/status	Group General Counsel
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares with a nominal value of 25 pence each ("Shares") GB0031348658
b)	Nature of the transaction
The trustee of the Barclays Group (PSP) Employees' Benefit Trust delivered Shares to the individual described above. The Shares delivered are in respect of Share Incentive (Holding Period) Shares. The Shares are subject to a 12 month holding period during which they cannot be charged, pledged or otherwise encumbered. After the settlement of tax and social security, the individual described above received 66,450 Shares.

c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares received
		£1.5952 per share	125,376
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2019-03-08
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Laura Padovani
2	Reason for the notification
a)	Position/status	Group Chief Compliance Officer
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares with a nominal value of 25 pence each ("Shares") GB0031348658
b)	Nature of the transaction
The trustee of the Barclays Group (PSP) Employees' Benefit Trust delivered Shares to the individual described above. The Shares delivered are in respect of Share Incentive (Holding Period) Shares. The Shares are subject to a 12 month holding period during which they cannot be charged, pledged or otherwise encumbered. After the settlement of tax and social security, the individual described above received 61,466 Shares.

c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares received
		£1.5952 per share	115,972
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2019-03-08
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Tristram Roberts
2	Reason for the notification
a)	Position/status	Group HR Director
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares with a nominal value of 25 pence each ("Shares") GB0031348658
b)	Nature of the transaction
The trustee of the Barclays Group (PSP) Employees' Benefit Trust delivered Shares to the individual described above. The Shares delivered are in respect of Share Incentive (Holding Period) Shares. The Shares are subject to a 12 month holding period during which they cannot be charged, pledged or otherwise encumbered. After the settlement of tax and social security, the individual described above received 66,450 Shares.

c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares received
		£1.5952 per share	125,376
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2019-03-08
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Tim Throsby
2	Reason for the notification
a)	Position/status	President, Barclays International and CEO, Barclays Bank PLC
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares with a nominal value of 25 pence each ("Shares") GB0031348658
b)	Nature of the transaction
The trustee of the Barclays Group (PSP) Employees' Benefit Trust delivered Shares to the individual described above. The Shares delivered are in respect of Share Incentive (Holding Period) Shares. The Shares are subject to a 12 month holding period during which they cannot be charged, pledged or otherwise encumbered. After the settlement of tax and social security, the individual described above received 66,450 Shares.

c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares received
		£1.5952 per share	125,376
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2019-03-08
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Ashok Vaswani
2	Reason for the notification
a)	Position/status	CEO, Barclays Bank UK PLC
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares with a nominal value of 25 pence each ("Shares") GB0031348658
b)	Nature of the transaction
The trustee of the Barclays Group (PSP) Employees' Benefit Trust delivered Shares to the individual described above. The Shares delivered are in respect of Share Incentive (Holding Period) Shares. The Shares are subject to a 12 month holding period during which they cannot be charged, pledged or otherwise encumbered. After the settlement of tax and social security, the individual described above received 66,450 Shares.

c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares received
		£1.5952 per share	125,376
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2019-03-08
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	C.S. Venkatakrishnan
2	Reason for the notification
a)	Position/status	Chief Risk Officer
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares with a nominal value of 25 pence each ("Shares") GB0031348658
b)	Nature of the transaction
The trustee of the Barclays Group (PSP) Employees' Benefit Trust delivered Shares to the individual described above. The Shares delivered are in respect of Share Incentive (Holding Period) Shares. The Shares are subject to a 12 month holding period during which they cannot be charged, pledged or otherwise encumbered. After the settlement of tax and social security, the individual described above received 61,410 Shares.

c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares received
		£1.5952 per share	125,376
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2019-03-08
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Jes Staley
2	Reason for the notification
a)	Position/status	Group Chief Executive Officer
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares with a nominal value of 25 pence each ("Shares") GB0031348658
b)	Nature of the transaction
The trustee of the Barclays Group (PSP) Employees' Benefit Trust delivered Shares to the individual described above. The Shares delivered are in respect of the quarterly payment of the Share element of the individual's fixed remuneration for the three month period to 31 March 2019. The Shares are subject to a holding period with restrictions lifting in equal tranches over five years (20% each year). After the settlement of tax and social security, the individual described above received 77,950 Shares.

c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares received
		£1.5952 per share	184,146
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2019-03-08
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Tushar Morzaria
2	Reason for the notification
a)	Position/status	Group Finance Director
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares with a nominal value of 25 pence each ("Shares") GB0031348658
b)	Nature of the transaction
The trustee of the Barclays Group (PSP) Employees' Benefit Trust delivered Shares to the individual described above. The Shares delivered are in respect of the quarterly payment of the Share element of the individual's fixed remuneration for the three month period to 31 March 2019. The Shares are subject to a holding period with restrictions lifting in equal tranches over five years (20% each year). After the settlement of tax and social security, the individual described above received 68,526 Shares.

c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares received
		£1.5952 per share	129,294
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2019-03-08
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Paul Compton
2	Reason for the notification
a)	Position/status	Group Chief Operating Officer
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares with a nominal value of 25 pence each ("Shares") GB0031348658
b)	Nature of the transaction
The trustee of the Barclays Group (PSP) Employees' Benefit Trust delivered Shares to the individual described above. The Shares delivered are in respect of the quarterly payment of the Share element of the individual's fixed remuneration for the three month period to 31 March 2019. The Shares are subject to a holding period with restrictions lifting in equal tranches over five years (20% each year). After the settlement of tax and social security, the individual described above received 76,422 Shares.

c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares received
		£1.5952 per share	172,392
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2019-03-08
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Bob Hoyt
2	Reason for the notification
a)	Position/status	Group General Counsel
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares with a nominal value of 25 pence each ("Shares") GB0031348658
b)	Nature of the transaction
The trustee of the Barclays Group (PSP) Employees' Benefit Trust delivered Shares to the individual described above. The Shares delivered are in respect of the quarterly payment of the Share element of the individual's fixed remuneration for the three month period to 31 March 2019. The Shares are subject to a holding period with restrictions lifting in equal tranches over five years (20% each year). After the settlement of tax and social security, the individual described above received 78,909 Shares.

c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares received
		£1.5952 per share	148,884
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2019-03-08
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Laura Padovani
2	Reason for the notification
a)	Position/status	Group Chief Compliance Officer
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares with a nominal value of 25 pence each ("Shares") GB0031348658
b)	Nature of the transaction
The trustee of the Barclays Group (PSP) Employees' Benefit Trust delivered Shares to the individual described above. The Shares delivered are in respect of the quarterly payment of the Share element of the individual's fixed remuneration for the three month period to 31 March 2019. The Shares are subject to a holding period with restrictions lifting in equal tranches over five years (20% each year). After the settlement of tax and social security, the individual described above received 37,378 Shares.

c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares received
		£1.5952 per share	70,524
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2019-03-08
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Tristram Roberts
2	Reason for the notification
a)	Position/status	Group HR Director
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares with a nominal value of 25 pence each ("Shares") GB0031348658
b)	Nature of the transaction
The trustee of the Barclays Group (PSP) Employees' Benefit Trust delivered Shares to the individual described above. The Shares delivered are in respect of the quarterly payment of the Share element of the individual's fixed remuneration for the three month period to 31 March 2019. The Shares are subject to a holding period with restrictions lifting in equal tranches over five years (20% each year). After the settlement of tax and social security, the individual described above received 60,220 Shares.

c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares received
		£1.5952 per share	113,622
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2019-03-08
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Tim Throsby
2	Reason for the notification
a)	Position/status	President, Barclays International and CEO, Barclays Bank PLC
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares with a nominal value of 25 pence each ("Shares") GB0031348658
b)	Nature of the transaction
The trustee of the Barclays Group (PSP) Employees' Benefit Trust delivered Shares to the individual described above. The Shares delivered are in respect of the quarterly payment of the Share element of the individual's fixed remuneration for the three month period to 31 March 2019. The Shares are subject to a holding period with restrictions lifting in equal tranches over five years (20% each year). After the settlement of tax and social security, the individual described above received 182,736 Shares.

c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares received
		£1.5952 per share	344,784
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2019-03-08
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Ashok Vaswani
2	Reason for the notification
a)	Position/status	CEO, Barclays Bank UK PLC
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares with a nominal value of 25 pence each ("Shares") GB0031348658
b)	Nature of the transaction
The trustee of the Barclays Group (PSP) Employees' Benefit Trust delivered Shares to the individual described above. The Shares delivered are in respect of the quarterly payment of the Share element of the individual's fixed remuneration for the three month period to 31 March 2019. The Shares are subject to a holding period with restrictions lifting in equal tranches over five years (20% each year). After the settlement of tax and social security, the individual described above received 68,526 Shares.

c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares received
		£1.5952 per share	129,294
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2019-03-08
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	C.S. Venkatakrishnan
2	Reason for the notification
a)	Position/status	Chief Risk Officer
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares with a nominal value of 25 pence each ("Shares") GB0031348658
b)	Nature of the transaction
The trustee of the Barclays Group (PSP) Employees' Benefit Trust delivered Shares to the individual described above. The Shares delivered are in respect of the quarterly payment of the Share element of the individual's fixed remuneration for the three month period to 31 March 2019. The Shares are subject to a holding period with restrictions lifting in equal tranches over five years (20% each year). After the settlement of tax and social security, the individual described above received 82,519 Shares.

c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares received
		£1.5952 per share	168,474
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2019-03-08
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Tushar Morzaria
2	Reason for the notification
a)	Position/status	Group Finance Director
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares with a nominal value of 25 pence each ("Shares") GB0031348658
b)	Nature of the transaction
The trustee of the Barclays Group (PSP) Employees' Benefit Trust delivered Shares to the individual described above. The Shares delivered are in respect of the Barclays Share Value Plan ("SVP"). The Shares are subject to a holding period with restrictions lifting after six months. After the settlement of tax and social security, the individual described above received 48,056 Shares.

c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares received
		£1.5952 per share	90,671
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2019-03-08
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Paul Compton
2	Reason for the notification
a)	Position/status	Group Chief Operating Officer
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares with a nominal value of 25 pence each ("Shares") GB0031348658
b)	Nature of the transaction
The trustee of the Barclays Group (PSP) Employees' Benefit Trust delivered Shares to the individual described above. The Shares delivered are in respect of the Barclays Deferred Share Value Plan ("DSVP"). The Shares are subject to a holding period with restrictions lifting after six or twelve months. After the settlement of tax and social security, the individual described above received 186,420 Shares.

c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares received
		£1.5952 per share	420,527
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2019-03-08
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Bob Hoyt
2	Reason for the notification
a)	Position/status	Group General Counsel
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares with a nominal value of 25 pence each ("Shares") GB0031348658
b)	Nature of the transaction
The trustee of the Barclays Group (PSP) Employees' Benefit Trust delivered Shares to the individual described above. The Shares delivered are in respect of the Barclays Deferred Share Value Plan ("DSVP"). The Shares are subject to a holding period with restrictions lifting after six or twelve months. After the settlement of tax and social security, the individual described above received 127,159 Shares.

c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares received
		£1.5952 per share	239,921
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2019-03-08
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Laura Padovani
2	Reason for the notification
a)	Position/status	Group Chief Compliance Officer
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares with a nominal value of 25 pence each ("Shares") GB0031348658
b)	Nature of the transaction
The trustee of the Barclays Group (PSP) Employees' Benefit Trust delivered Shares to the individual described above. The Shares delivered are in respect of the Barclays Deferred Share Value Plan ("DSVP"). The Shares are subject to a holding period with restrictions lifting after six or twelve months. After the settlement of tax and social security, the individual described above received 11,267 Shares.

c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares received
		£1.5952 per share	21,257
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2019-03-08
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Tristram Roberts
2	Reason for the notification
a)	Position/status	Group HR Director
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares with a nominal value of 25 pence each ("Shares") GB0031348658
b)	Nature of the transaction
The trustee of the Barclays Group (PSP) Employees' Benefit Trust delivered Shares to the individual described above. The Shares delivered are in respect of the Barclays Deferred Share Value Plan ("DSVP"). The Shares are subject to a holding period with restrictions lifting after six or twelve months. After the settlement of tax and social security, the individual described above received 72,512 Shares.

c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares received
		£1.5952 per share	136,814
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2019-03-08
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Ashok Vaswani
2	Reason for the notification
a)	Position/status	CEO, Barclays Bank UK PLC
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares with a nominal value of 25 pence each ("Shares") GB0031348658
b)	Nature of the transaction
The trustee of the Barclays Group (PSP) Employees' Benefit Trust delivered Shares to the individual described above. The Shares delivered are in respect of the Barclays Deferred Share Value Plan ("DSVP"). The Shares are subject to a holding period with restrictions lifting after six months. After the settlement of tax and social security, the individual described above received 102,828 Shares.

c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares received
		£1.5952 per share	194,015
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2019-03-08
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Paul Compton
2	Reason for the notification
a)	Position/status	Group Chief Operating Officer
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares with a nominal value of 25 pence each ("Shares") GB0031348658
Transaction 1
b)	Nature of the transaction
The trustee of the Barclays Group (PSP) Employee Benefit Trust delivered Shares to the individual set out above to satisfy the release of Shares subject to awards made under Schedule 1 to the Barclays Group Deferred Share Value Plan ("DSVP") and Barclays Group Share Value Plan ("SVP"). After the settlement of tax and social security, the individual described above received 409,698 Shares.

c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares received
		£1.5952 per share	924,199
Transaction 2
b)	Nature of the transaction	Shares released under the transaction described above were then sold on behalf on the individual as set out below.
c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares received
		£1.5952 per share	409,698
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2019-03-08
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Tim Throsby
2	Reason for the notification
a)	Position/status	President, Barclays International and CEO, Barclays Bank PLC
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares with a nominal value of 25 pence each ("Shares") GB0031348658
b)	Nature of the transaction
The trustee of the Barclays Group (PSP) Employee Benefit Trust delivered Shares to the individual set out above to satisfy the release of Shares subject to an award made under Schedule 1 to the Barclays Group Deferred Share Value Plan ("JDSVP"). After the settlement of tax and social security, the individual described above received 1,193,793 Shares.

c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares received
		£1.5952 per share	2,252,440
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2019-03-08
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	C.S. Venkatakrishnan
2	Reason for the notification
a)	Position/status	Chief Risk Officer
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares with a nominal value of 25 pence each ("Shares") GB0031348658
b)	Nature of the transaction
The trustee of the Barclays Group (PSP) Employee Benefit Trust delivered Shares to the individual set out above to satisfy the release of Shares subject to an award made under Schedule 1 to the Barclays Group Share Value Plan ("SVP").  After the settlement of tax and social security, the individual described above received 192,925 Shares.

c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares received
		£1.5952 per share	393,884
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2019-03-08
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Tushar Morzaria
2	Reason for the notification
a)	Position/status	Group Finance Director
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares with a nominal value of 25 pence each ("Shares") GB0031348658
b)	Nature of the transaction
The trustee of the Barclays Group (PSP) Employees' Benefit Trust delivered Shares to the individual described above. The Shares delivered are in respect of the Barclays Long Term Incentive Plan ("LTIP"). The Shares are subject to a holding period with restrictions lifting after two years. After the settlement of tax and social security, the individual described above received 280,720 Shares.

c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares received
		£1.5952 per share	529,660
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2019-03-08
f)	Place of the transaction	London Stock Exchange (XLON)

For further information please contact:

Investor Relations	Media Relations
Lisa Bartrip	Tom Hoskin
+44 (0)20 7773 0708	+44 (0)20 7116 4755

Exhibit No. 8

Barclays PLC

NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES

The following individual notification made on behalf of a PDMR under article 19.1 of the Market Abuse Regulation ("MAR") relates to a transaction in shares in Barclays PLC (the "Company"):

●
Tim Throsby has charged 1,438,616 Ordinary shares in the Company under an existing personal credit facility entered into between Tim Throsby and J.P. Morgan as collateral for the credit facility.

Tim Throsby remains the legal and beneficial owner of the Ordinary shares subject to the abovementioned charge and retains full voting rights over these shares.

This announcement is made in accordance with Article 19.3 of MAR.

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Tim Throsby
2	Reason for the notification
a)	Position/status	CEO, Barclays Bank PLC and CEO, Barclays International
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares in Barclays PLC with a nominal value of 25 pence each ('Shares') GB0031348658
b)	Nature of the transaction	Charge over Shares by J.P. Morgan as collateral for a personal credit facility
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		Nil	1,438,616
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2019-03-15
f)	Place of the transaction	Not applicable

For further information, please contact:

Investor Relations	Media Relations
Lisa Bartrip	Tom Hoskin
+44 (0)20 7773 0708	+44 (0)20 7116 4755

Exhibit No. 9

21 March 2019

Barclays PLC - Additional Listing

Barclays PLC (the "Company") confirms a listing application has been made for 97,089,336 ordinary shares of 25 pence each in the Company (the "Shares") to the Financial Conduct Authority for the Shares to be admitted to the Official List and to the London Stock Exchange for trading.  Dealings in the Shares are expected to commence on 5 April 2019.

The Shares will be issued to shareholders who are participants in the Company's Scrip Dividend Programme (the "Programme") in respect of the full year dividend for the year ended 31 December 2018, at a price of 164.06 pence per share. The Shares will rank equally with existing issued Shares.

Copies of the following documents relating to the Programme are available on our website and in accordance with Listing Rule 9.6.1 have been submitted to the National Storage Mechanism, available for inspection at www.morningstar.co.uk/uk/NSM;

●    Scrip Dividend Programme Terms and Conditions 2018; and
●    Scrip Dividend Mandate Form.

For further information, please contact:

Our Registrar, Equiniti:
0371 384 2055* (in the UK)
+44 121 415 7004 (from overseas)

*Lines are open 8.30am to 5.30pm (UK time), Mondays to Fridays, excluding Public Holidays in England and Wales.

Investor Relations	Media Relations
Lisa Bartrip	Tom Hoskin
+44 (0)20 7773 0708	+44 (0)20 7116 4755

Exhibit No. 10

27 March 2019

BARCLAYS PLC

Barclays Announces Leadership Changes

Focussing on the Group's Strengths as a Diversified Consumer and Wholesale Bank

Barclays has today announced leadership changes intended to help the business capitalise on its strengths as a diversified consumer and wholesale bank.

Commenting on the changes, Group CEO, Jes Staley, said:

"We are - today - the Transatlantic Consumer and Wholesale Bank, with global reach, which we set out to shape when we embarked on our strategy in March of 2016. Restructuring is behind us, our major legacy issues are largely dealt with, and our focus now is on running and growing our business, and pursuing improved returns in line with our stated targets.

"To aid that agenda, I am making some leadership changes to ensure a much stronger and closer focus on the two respective hemispheres of our diversified Group - our Consumer and Wholesale businesses."

Global Consumer Banking & Payments

Ashok Vaswani, currently CEO of Barclays UK (BUK), will take on a newly created role within the Group as Global Head of Consumer Banking & Payments, reporting to Group CEO, Jes Staley.

In this capacity Mr Vaswani will oversee the execution of plans for the Group's consumer banking and cards & payments businesses in the UK and internationally, and is tasked with ensuring that Barclays:

a)   delivers the benefits of innovation, and fast moving developments in technology and infrastructure, to support its customers - wherever they happen to be in the world;
b)   capitalises fully on our Group-wide strengths as consumer bankers, including in building out our global payments offering and capability; and
c)   drives greater connectivity and synergies across our consumer banking and payments franchise.

Subject to regulatory approval, Matt Hammerstein, currently Head of Retail Lending, will be appointed as the new CEO of BUK. Mr Hammerstein will report principally to Jes Staley, as well as to Sir Ian Cheshire, the Chairman of BBUKPLC, and he will join the Barclays Group Executive Committee, and the Board of BBUKPLC. Mr Hammerstein will also report to Mr Vaswani in his new role as Global Head of Consumer Banking & Payments.

Barry Rodrigues, CEO of Cards & Payments, Barclays' largest internationally focused consumer business, and Karen Frank, CEO of the Private Bank, will also now report to Mr Vaswani.

Commenting further, Mr Staley said:

"We have huge expertise and experience across the Group in our consumer banking and cards & payments businesses, and are market leaders in driving digitisation in the delivery of banking services for retail customers.

"Our pedigree is both an existing major asset as well as a future growth opportunity for the Group, and it is an area where I believe we will benefit from stronger global alignment."

Global Wholesale Banking

Barclays' global Wholesale business - the Corporate & Investment Bank - will also see leadership changes.

The CIB will be managed as three distinct, though connected, units - Global Banking; Global Markets; and the Corporate Bank - all reporting directly to the Group CEO, Jes Staley.

Global Banking will comprise Barclays' Advisory, DCM, and ECM businesses. It will be led by Joe McGrath, the Global Head of Banking.

Stephen Dainton, currently Global Head of Equities, will act as interim Global Head of Markets, while Barclays conducts an internal and external search for a permanent appointee to this crucial role.

Alistair Currie will lead Barclays' Corporate Bank as Head of Corporate Banking.

All three will report to Jes Staley, and join the Group Executive Committee, effective 1 April 2019.

Commenting further, Mr Staley said:

"Barclays' Corporate & Investment Bank - our global Wholesale business - produced a return on tangible equity of just over 7% in 2018. That was a significant improvement over 2017 - but not yet where we need it to be - and it is a continuing priority to get our Wholesale business to cover its cost of capital.

"Competing in the top tier of global corporate and investment banking, enabled by our size, and commitment across asset classes, is important for Barclays' future returns. And we demonstrably do compete in that top tier.

"Notwithstanding that competitive position, I believe we need a more granular execution focus on the businesses within the CIB if we are to drive those returns, in a reasonable timeframe, towards and above that cost of capital.

"And so I have decided to change the leadership model for that business, delayering the organisation in order to bring oversight and accountability for the performance of the Corporate & Investment Bank much closer to me as the Group CEO."

In order to underline this, Jes Staley will also now assume the role of interim CEO of Barclays Bank PLC (BBPLC), the legal entity which houses all of the Group's non-ring fenced businesses (Barclays International), in addition to being Group CEO. Furthermore, and in order to support Mr Staley in his BBPLC role, Paul Compton, Group Chief Operating Officer, will assume an additional post as President of Barclays Bank PLC.

As President, Mr Compton will oversee executive management responsibilities associated with the operation of the legal entity. This will include accountability for: the US Intermediate Holding Company; Barclays Bank Ireland; and the principal governance and regulatory obligations for BBPLC.

Tim Throsby

As a consequence of the changes announced today, Tim Throsby, CEO of Barclays International & BBPLC, has decided to leave the company.

Commenting on Mr Throsby's decision to leave Barclays, Jes Staley said:

"Tim joined Barclays in January of 2017, and over the past two years has made a significant contribution to the progress of Barclays International, particularly in the Corporate and Investment Bank, but also in the development of our international consumer businesses.

"His strategic focus on investment in, and development of, people and technology, and the work he instituted to modernise our financial resource management, has borne fruit - as evidenced in our 2018 numbers, and the last five Quarters of market outperformance.

"We are grateful to Tim for his stewardship of Barclays International and BBPLC, and for his service to the Group more broadly. We wish him well for the future."

-ENDS-

For further information, please contact:

Investor Relations	Media Relations
Lisa Bartrip	Tom Hoskin
+44 (0)20 7773 0708	+44 (0)20 7116 4755

Notes to editors:

1)   Appointments referred to in this announcement are subject to customary regulatory approval, where required.

2)   There will be no changes to the form of Barclays' financial reporting as a consequence of the leadership changes announced.

About Barclays
Barclays is a transatlantic consumer and wholesale bank offering products and services across personal, corporate and investment banking, credit cards and wealth management, with a strong presence in our two home markets of the UK and the US.

With over 325 years of history and expertise in banking, Barclays operates in over 40 countries and employs approximately 83,500 people. Barclays moves, lends, invests and protects money for customers and clients worldwide.

For further information about Barclays, please visit our website at www.home.barclays

Exhibit No. 11

Publication of Prospectus Supplement

The following prospectus supplement (the "Prospectus Supplement") is available for viewing:

Prospectus Supplement dated 20 March 2019 in connection with the issue of $2,000,000,000 8% Fixed Rate Resetting Perpetual Subordinated Contingent Convertible Securities (Callable June 15, 2024 and Every Five Years Thereafter) (the "Securities") incorporating the Prospectus dated April 6, 2018 relating to the Securities (the "Base Prospectus").

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A copy of the above documents have been submitted to the National Storage Mechanism and will shortly be available for inspection at: http://www.morningstar.co.uk/uk/NSM

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Barclays Treasury
1 Churchill Place
Canary Wharf
London E14 5HP

DISCLAIMER - INTENDED ADDRESSEES

IMPORTANT: You must read the following before continuing: The following applies to the Prospectus Supplement available by clicking on the link above, and you are therefore advised to read this carefully before reading, accessing or making any other use of the Prospectus Supplement. In accessing the Prospectus Supplement, you agree to be bound by the following terms and conditions, including any modifications to them, any time you receive any information from us as a result of such access.

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THE PROSPECTUS SUPPLEMENT MAY NOT BE FORWARDED OR DISTRIBUTED OTHER THAN AS PROVIDED BELOW AND MAY NOT BE REPRODUCED IN ANY MANNER WHATSOEVER. ANY FORWARDING, DISTRIBUTION OR REPRODUCTION OF THE PROSPECTUS SUPPLEMENT IN WHOLE OR IN PART IS PROHIBITED. FAILURE TO COMPLY WITH THIS NOTICE MAY RESULT IN A VIOLATION OF THE U.S. SECURITIES ACT OF 1933, AS AMENDED, OR THE APPLICABLE LAWS OF OTHER JURISDICTIONS.

NOTHING IN THIS ELECTRONIC PUBLICATION CONSTITUTES AN OFFER OF SECURITIES FOR SALE IN ANY JURISDICTION. ANY DEBT INSTRUMENTS ISSUED OR TO BE ISSUED PURSUANT TO THE PROSPECTUS SUPPLEMENT HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE SECURITIES LAWS OF ANY JURISDICTION OTHER THAN THE UNITED STATES.

Please note that the information contained in the Prospectus Supplement and the Base Prospectus referred to above may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus Supplement and the Base Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Prospectus Supplement and/or the Base Prospectus is not addressed. Prior to relying on the information contained in the Prospectus Supplement and/or the Base Prospectus you must ascertain from the Prospectus Supplement and the Base Prospectus whether or not you are part of the intended addressees of the information contained therein.

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The Prospectus Supplement does not constitute, and may not be used in connection with, an offer or solicitation in any place where offers or solicitations are not permitted by law. If a jurisdiction requires that the offering be made by a licensed broker or dealer and the underwriters or any affiliate of the underwriters is a licensed broker or dealer in that jurisdiction, the offering shall be deemed to be made by the underwriters or such affiliate on behalf of the issuer in such jurisdiction. Under no circumstances shall the Prospectus Supplement constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of any Securities issued or to be issued pursuant to the Prospectus Supplement, in any jurisdiction in which such offer, solicitation or sale would be unlawful.

The Prospectus Supplement has been made available to you in an electronic form. You are reminded that documents transmitted via this medium may be altered or changed during the process of electronic transmission and consequently none of the issuer, its advisers nor any person who controls any of them nor any director, officer, employee nor agent of it or affiliate of any such person accepts any liability or responsibility whatsoever in respect of any difference between the Prospectus Supplement made available to you in electronic format and the hard copy versions available to you on request from the issuer.

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Exhibit No. 12

Publication of Final Terms

The following final terms (the "Final Terms") are available for viewing:

Final Terms in relation to Barclays PLC's issue of JPY 20,000,000,000 1.353 per cent. Fixed-to-Floating Rate Notes due March 2024 under the Barclays PLC £60,000,000,000 Debt Issuance Programme.

Please read the disclaimer below "Disclaimer - Intended Addressees" before attempting to access this service, as your right to do so is conditional upon complying with the requirements set out below.

To view the full document, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/5423U_1-2019-3-29.pdf

A copy of the Final Terms has been submitted to the National Storage Mechanism and will shortly be available for inspection at: www.morningstar.co.uk/uk/NSM

For further information, please contact:

Barclays Treasury
1 Churchill Place
Canary Wharf
London E14 5HP

DISCLAIMER - INTENDED ADDRESSEES

IMPORTANT: You must read the following before continuing: The following applies to the Final Terms available by clicking on the link above, and you are therefore advised to read this carefully before reading, accessing or making any other use of the Final Terms. In accessing the Final Terms, you agree to be bound by the following terms and conditions, including any modifications to them, any time you receive any information from us as a result of such access.

The Final Terms referred to above must be read in conjunction with the base prospectus dated 5 March 2019 which constitutes a base prospectus (the "Prospectus") for the purposes of the Prospectus Directive (Directive 2003/71/EC, as amended).

THE FINAL TERMS MAY NOT BE FORWARDED OR DISTRIBUTED OTHER THAN AS PROVIDED BELOW AND MAY NOT BE REPRODUCED IN ANY MANNER WHATSOEVER. THE FINAL TERMS MAY ONLY BE DISTRIBUTED OUTSIDE THE UNITED STATES TO PERSONS THAT ARE NOT U.S. PERSONS AS DEFINED IN, AND IN RELIANCE ON, REGULATION S UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"). ANY FORWARDING, DISTRIBUTION OR REPRODUCTION OF THE FINAL TERMS IN WHOLE OR IN PART IS PROHIBITED. FAILURE TO COMPLY WITH THIS NOTICE MAY RESULT IN A VIOLATION OF THE SECURITIES ACT OR THE APPLICABLE LAWS OF OTHER JURISDICTIONS.

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Please note that the information contained in the Final Terms and the Prospectus referred to above may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Final Terms and/or the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Final Terms and/or the Prospectus is not addressed. Prior to relying on the information contained in the Final Terms and/or the Prospectus you must ascertain from the Final Terms and the Prospectus whether or not you are part of the intended addressees of the information contained therein.

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The Final Terms does not constitute, and may not be used in connection with, an offer or solicitation in any place where offers or solicitations are not permitted by law. If a jurisdiction requires that the offering be made by a licensed broker or dealer and the underwriters or any affiliate of the underwriters is a licensed broker or dealer in that jurisdiction, the offering shall be deemed to be made by the underwriters or such affiliate on behalf of the issuer in such jurisdiction. Under no circumstances shall the Final Terms constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of any Notes issued or to be issued pursuant to the Final Terms, in any jurisdiction in which such offer, solicitation or sale would be unlawful.

The Final Terms has been made available to you in an electronic form. You are reminded that documents transmitted via this medium may be altered or changed during the process of electronic transmission and consequently none of the issuer, its advisers nor any person who controls any of them nor any director, officer, employee nor agent of it or affiliate of any such person accepts any liability or responsibility whatsoever in respect of any difference between the Final Terms made available to you in electronic format and the hard copy version available to you on request from the issuer.

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